Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Rovi Corporation

January 7, 2011

3:30 PM ET

Fred Amoroso:	All right, are we about ready to start? Let me just start with the housekeeping. If all of you are trying to connect to wireless, you will be frustrated through the entire meeting, so I’d rather you get your frustration over now by just not trying because there isn’t wireless in here. So I’d ask if you want to take notes, take notes and then you can wire afterwards. And this is Las Vegas, so there’s like mobility anyplace in this place.

Secondly, if I could ask if you put your cell phones on stun or mute or whatever you would do, I’d appreciate that as well.

So I want thank you all for coming. It’s an exciting time. What we’re going to try and do today is — all right, well, this is an investor’s meeting, we’re webcasting, so I’ve got to point to several things that my counsel will feel very appreciative of. One is the Safe Harbor statement and I’m not going to read it because it will take at least a third of the presentation. And the next one is additional information, which I’m similarly not going to read because it will take up at least the other third of the presentation. So these are going to be on our website after the presentation if any of you so desire you can read all of the words about the merger and the Safe Harbor statements.

The agenda. Here’s what we’re going to do. We’re going to spend some time, I’m going to try and go through, look here’s our business, here’s our strategy, here’s what’s going on, here’s why we do the things we’re doing, here’s why we’re investing in the products that we’re investing in. All right? And then I’m going to try and give you a sense as to what we see through our eyes of the landscape of the product and the market. Maybe you’d make an interpretation of what you saw at CES and how we react and how we deal with that.

We’re then going to go through and actually show you some of the products and the markets. We’ll give a presentation. Corey’ll be up here and he’ll go through a product strategy, the different types of products we have, how they come together, why they come together the way they come together, and what solution we’re trying to create. Okay?

We’ll show you some demos at the end of Corey’s piece. What I would suggest or urge if you would like at the end of the entire meeting we do have a whole series of demos over — just outside of this across the hall. We have individuals that are stationed at different things. I will tell you if any of you have come to our office and gone and seen demos, there are many more pieces of demos and things and products we’ve put together that will give you a much broader, a rounder exposure.

If you’re in our offices we typically will spend the time talking about some of the more critical, the more appropriate products, TotalGuide obviously, some of those components. But if you went across the way you’ll see actually an extended view. So I urge you to do that. We will have people at each station and we have just asked them to kind of continue to roll through presentations. So you can walk around and see different things that we’ll have.

Obviously James will go through the financials. He’ll take you through a review of the business. We will talk about some of the combination activities from that with Sonic. And then we’ll open it up for Q&A. I’m going to try and get through this so that we have more time for Q&A than just the 15 minutes that is shown. And then look, if you don’t have questions, we’ll just end quicker and you can go to the demos earlier. But that’s what we’re going to do. All right?

So, many of you have seen this slide. It’s on our website in our presentation and investor section. We just keep adding bars along the right at the bottom of this. But let me tell you that the basic premise of this started about the fall of ‘05 when we first developed our strategy. And there’s two fundamental things that are going on. First foremost, the Internet is fundamentally changing home entertainment as it has changed so many other industries before. And when the Internet changes an industry, it makes changes within the basic fabric of distribution, content ownership, how it’s distributed to consumers. It shifts the power equation from the distributor, from the content owner to the consumer who has many more access points and many more choices of where they can get their content and how they want to enjoy their content in our industry.

The second thing is at the same time we’re going through an entirely new generation of devices, all of which can be connected to the Internet. And unlike what the Internet has done with so many other industries where it was really the PC that the Internet enabled the change, in this environment, as everything you saw from CES at the convention center, the enablement of communication, storage, software capability is embedded in all sorts of consumer equipment devices. And that is what happens with connected TVs et cetera.

What it means to the industry is it is accelerating. It is increasing the transformation that’s going on. It is making those that have been incumbents in this industry react faster to the changes that are going on. React more aggressively to the changes that are going on. Our strategy is very much based upon enabling the capability for our customers, right, who are — we are a B2B player predominantly, not exclusively, but predominantly, to create solutions for them to bring to their customers. And so each of these steps along the way were regarding what we saw as those changes in the marketplace.

And as we’ve developed our products and solutions, you could see that we have some that relate to guide. And the guide is not specific in — or I should say is not a single guide that is worldwide. We have guides that are unique to Japan, for example, which is G-Guide. We have guides that are unique to Europe. Increasingly we’re seeing North America and European guides come together for the manufacturers. We have on-screen guides, mobile guides, we have guides that you’ll see that are on different devices, iPad tablets and things like that. So we have varying products relating to it.

We have connectivity. Most of the set-top boxes that are out in the marketplace today have our middleware as part of it where they’re enabling home house multi-room DVR capability. That middleware that enables OCAP or a true two-way. We have products around protection. We have products around enhancing, right? Bringing more value to the experience. Some of the things I’ll talk about a little bit more later. And then obviously the insight. All of the information around the metadata, which is core to the consumer seeing that he is being inundated with content from varying sources. The biggest issue is so how do I make relevance out of this? How do I find it? How do I know what it is and where it is that information I like to watch?

So with that starts our metadata. We have first started to accumulate metadata after the middleware. And the metadata is a significant piece. Why? Because unlike search for the Internet, which is about just finding where the web is indexed with Google searches, it’s not about having one of 500 potential choices about what it is that you might want to put in as a key word. It’s not about putting Lost in the scene where Lost might be from various web searches. It is actually being able to provide deep understanding, genre, classification, sub-classification, insights to say that this movie, this content is relevant to my interest. If I watch these shows, I’d like to watch other shows like this. If I listen to this music, I’d like to listen to other music similarly like this. Similar artists, similar authors. Whatever, right?

And so the first and most important aspect that happens is the ability to have very, very deep, broad, high quality insight to the information about entertainment content is critical. And I will tell you almost — well, I shouldn’t say almost. I think every single customer that we talk to, who some of them have the capability to do this all themselves, realize at some point that the value of the metadata is critical for the development of any solution in the space. And so this metadata is critical, we are very well positioned. If you look at the statistics and the numbers, we have well over 400,000 movies where we have information on, we have information on over 20 million songs, we have information on sports figures, we have information on actors and artists, et cetera.

And when you look at it, it’s not just North America. We have information on content that is in many parts of the world. Not all of them, but you see we cover a big part of the world where varying forms of entertainment content occur.

Also, the second key and core part of Rovi is the fact that we have a very strong patent portfolio. Our patent portfolio, when we first bought to Gemstar in May of 2008 was 4,200 patents. You’ll see that we added 500 patents in roughly 2.5 years. Now the patents — the question that we used to get and I appreciate that we don’t get this anymore, the question we used to get was is there one? Is there — patents that are going go away that’s going to make this all irrelevant? What happens if search goes to pure search? Do the patents then fall apart? And I’ll tell you the patents are broad, they’re extensive, they’re across multiple devices, they include not just search, they include advertising, they include a lot of different components.

One of the most important things to realize is that not only is our patent portfolio growing where we have over 950 patents in Europe, we’ve added since ‘98 over 820 patents in Asia. But that the patents are more relevant, not less relevant to the changes that are going on in the marketplace.

There was great forethought that went on in the team in the conceptualization in developing the patents and a good part of the 500 patents we’ve added along the way are actually much more synergistic. We’re where the market is and is going than where the market has been. So the patent portfolio in my mind today is actually stronger, not weaker, and as you can see the patent portfolio extends for quite some time.

One of the key things, the third key thing, right? So the first key thing about Rovi, the metadata. The second key thing about Rovi is the patent portfolio. The third key thing about Rovi is the position we have in the ecosystem. Virtually every single company that’s in this space is a customer of ours one way, shape, or another. If anybody’s going to do anything in this space, help customers, find context, search, guide, discovery, by and large you will sit down and talk to us either because of the patent portfolio or because of the necessity of the metadata. And more broadly and increasingly, it’s not a patent licensing discussion it’s a how can you help me with a solution? How can you help me get there faster?

And in each of these cases, the studios, the content producers, the broadcasters or the service providers, or the CE manufacturers, or the retailers, the market is changing so dramatically, as I said earlier, that they are scrambling for how to develop either to take advantage of the discontinuity in the change that’s going on or to protect the position that they have from the disruption that’s going on within these changes. I’ll talk more about that later.

One of the other key components of this business is that there are just fundamental business drivers that are fueling our growth. As you’ll hear from James, we have great headlights to our business. This is just a terrific embedded revenue stream that we see occurring. And from a service provider side, not withstanding what you might hear, and I’ll comment on in a little bit, cord cutting, is it going to happen? And some decline over the service provider space. There is just an inherent growth. There is more and more analog people. People who don’t have set-top boxes, who have an analog connection to get TV subscription information that are starting to get set-top boxes because they want HD, they want high quality, the want different channels, they want more encompassing TV information, TV content.

As they increase what we call digital subscribers, that’s what we get paid for. So if there’s an 11% basic combined average growth rate on digital subscribers, that’s just a basic market condition that’s fueling our growth.

Now, cord cutting. It’s been something that’s been talked about for some time. We’ve done studies on the seven different personas of how people watch TV. Up to this point in time, this is the first year there was actually a net decline, a very small net decline, in subscribers across service providers, like 100,000 or less than 100,000. And up to this point in time it’s actually been cord switching. Cable guys have seen some decline in subscribers, add to the incremental growth of the telcos and the satellite companies. All right?

Now there has been a decline. I attribute a big part of the reason around the decline predominantly around the economic situation and the slowdown in growth in households. And without having growth in households, there’s just not a lot of building going on, there’s not a lot of new homes, there’s not a lot of new subscribers.

The other part of this is as this market changes though, it is at a level, young, college, that you might see some cord cutting, but I actually believe more likely this is a game that service providers can win that have to take and incorporate solutions. They own the customer relationship at this point in time and unlike the position they had as being monopolists before, and I’ll control and I’ll dictate the distribution that I want to have and the services that I want to have and the guides and search that I want to have my customers, they are all recognizing that this world is changing and I have to be aggressive at changing my environment in order to respond to the changes that are occurring. I will come back to that more.

The other key statistic that’s going on is look, as a company we very much are Switzerland. We provide solutions to anyone in this space and so the other big segment is to the CE industry, the consumer equipment industry. Why? Because they have now for the first time an opportunity to establish a relationship with their customers that’s different than any other relationship they ever have been able to establish. When you bought a TV or a Blu-Ray player, or any of those devices before, you went into the store, you bought it. If you didn’t have a problem, you hooked it up and that was the last time they heard about you unless you had a warranty issue or next time you went to buy a product.

Now they have an opportunity to have a longer-term relationship. They have an opportunity to continue to have an update, a capability, a continued revenue stream. They have an opportunity to have an ongoing interactive relationship with their customers that they never had before. First.

Second. There’s a key lesson that was learned or is being learned by the consumer equipment manufacturers. What happened with the PC industry? When the PC industry developed, the Wintel architecture took off as the overarching infrastructure and user interface around PCs. You had PCs that had Windows, you had infrastructure that was based upon Intel.

With Windows as the predominant UI for all PCs, what was the competitive differentiation between PCs and the manufacturers? Speeds and feeds and price points. The box was commoditized. The CE industry today realizes that if I allow that to happen today to my user interface, then similarly the ability for the manufacturers to differentiate themselves from each other in the eyes of the consumer is going to be similarly based upon speeds and feeds and price points. That part of the industry will be commoditized.

The reason why we created Rovi media cloud as a way of enabling our customers to build components and solutions, giving themselves some brand, some uniqueness, some capability around that UI to create competitive differentiation from Samsung and Sony and Toshiba, and all of the other manufacturers is because they don’t want to lose their ability to create competitive differentiation around those features. And we want to enable that by being able to be the Rovi inside, if you will, that’s enabling those solutions for them and that increase competitive differentiation.

And I will tell you that if you go to the show floor, one of the things is yes, I got it. You’re not going to see Rovi branded all over the place. But I will tell you that within those products there is a wide difference between the capability of the products where we’re working with the customer and the capability that are in those products and the ones that aren’t yet working with us.

So the other key part of this change that’s going on is look at the growth in connected devices. These devices are grown from 15 million to 104 million over next period of time. A huge growth of connectivity that’s going to be in not just TVs but Blu-Ray players, et cetera.

So as a result, I will tell you that even from ourselves the changes that we see going on in the marketplace and that we anticipated occurring back in the spring of 2008 when we first bought Gemstar is actually occurring even faster than we thought. We have made accelerating changes in our business model to develop solutions for the service providers where we thought we would have had more time to respond to the service provider part of the marketplace relating to over the top. And actually they are all now pulling us for those changes. And you’ll see TotalGuide for service provider is actually a key solution that enables that.

So as you see all of these different capabilities, change is occurring, it’s occurring in a single direction, it is not going to stop, it is not going to go away, it’s not going to be put back in the bottle, and it’s occurring faster than it ever has.

So what are the trends? Market speed. Faster, critical. One of the most important things that’s going on. Number one is this is actually not going to create a contraction, a decrease in consumer spend on entertainment. It is actually going to be a net — in our belief — a net increase in consumer spend on entertainment across more different choices and solutions that they have.

The cable operators are looking for ways of incorporating over the top into their relationships. Why? Because they know fundamentally that the user interface that they have with their customers is the way that all of their content, all of broadcast is delivered. And if they didn’t provide an over the top capability, then every time a customer wanted to go to a different source, whether for TV shows or movies, they are losing that customer from their user experience to a different environment and they have lost that customer for whatever period of time that customer is in somebody else’s space. And so by incorporating that into an extended and higher value subscriber relationship, they are the ones that could tend to keep the customer within their domain and offer increased services to that customer. Right?

So that’s what we see in terms of being able to appropriately integrate over the top and other forms of content along with on demand with natural broadcasts. Now, one thing I want to spend just a quick time on, to the consumer.

So what’s the consumer issue here? You’re being bombarded. You’re seeing content coming from how many different sources, how many different places? And the big issue for you is how do I make sense out of this? Right? I don’t want to go and have three or four or five or six different unique or pinpoint type solutions where I can go find things, I want to have something that is easy, I want to have something that’s integrated, I want to have something that’s aggregated. I want to have something that can put it all together so that with good search, with good recommendations you can get me the stuff that I want to watch or listen to easily, quickly, without a lot of fanfare and effort.

That’s what the consumers are looking for. That’s what we’re building our solutions towards. And as a part of this, as you see the multiplicity of interaction points occur, as you see TotalGuide through all of these retailers, as you see an extension of connected devices, we have the ability to not just take the opportunity that we previously saw around advertising, but to take it up to an entirely new level where we’re on increased number of devices, increased number of footprints, whether it’s cable, satellite, service provider, or the world of connected devices. And if you listen to our earning calls we said that we would have an incremental 15 million connected devices that we would be out in 2011 and I actually think that’s probably light. That as we see the market develop there’d still be more growth and more quick growth.

We right now have an advertising network of about 30 million households. As we see advertise continue to grow, every one of those intersection points become an advertising opportunity for us.

The other thing that’s critical is that the consumer is not going to be locked just to a TV. The consumer is going to want to be able to enjoy their content on any of the devices that they might have available. So the broadcasters are saying well I might — excuse me. The service providers are saying I might want to be able to offer the — my customers, my subscribers, the TV, which to this point in time is literally through a set-top box or cable line to the TV.

Well, increasingly there’s mobility where the subscriber or the consumer wants to take that and say you know what? Maybe I want to start watching it on TV, but I don’t want to end watching it. Or I’d like to load it and I want to watch it on my tablet, or I want to watch it on my PC, or I want to watch it on my phone. And so the ability to see all of these devices now, those multiple access points that consumers have, have to be enabled not only by the service providers, but have to be enabled by all of the CE industry. And that’s key because the consumer is looking for all of those multiple interaction points. In fact, the issue around the carriage agreements that you see going on between some of the broadcasters and some of the service providers is literally around rights to do a lot of this stuff. The rights extending to a web or mobile environment.

Now the other thing for us, just to link back to some of the earlier comments I made, is as we see this market changing, our patents are even more relevant in this world of expanding and differentiated connected devices. And so you heard us make announcements like Comcast or Cox or others, Apple, where they’re taking web and mobile patents as part of their portfolio because of their requirement to extend their relationships and services much more broadly.

So, the other part is it’s not lost on us. Facebook, Twitter, Flixster, et cetera all are increasing components of the solution where people want to integrate and share information amongst the profile of friends that they have through the choices that they have. And so as you look at the demos you’ll see we’ve integrated social networking as part of the solutions.

I said earlier that our customers are broad across all of the breadth of this, but the traditional market of service providers is being — on one hand you can look at the arrows and attack it, the other hand they’re opportunities from us where each of them are trying to gain access to the consumers in this rapidly changing and shifting world. What it’s causing is each of the customers to react in a more aggressive posture.

So if there’s an increased adoption of connected media, if there’s more and more devices, you’ll also see that some of the material, some of the networking and connected platform capability that we’ve linked together enable you to play, to enjoy, to find music across multiple devices that are all connected and standardized through DLNA. And I’m not going to go through all of this, but the key part is we have solutions that can help the CE industry and we’re driving those solutions and partnering with them to do that. And we are increasingly partnering and driving solutions through the traditional service providers that they look to reinvent their customer relationships and extend the value proposition.

Now, one point relating to that. Okay? You hear announcements like Cisco made Videoscape today. And what I think we get two questions. First one is well are you guys in it? I will tell you — look, we license Cisco lots of stuff. Cisco has the right to use our middleware in their products. They don’t have a right to have to tell us whether they’re putting it in a product or not. Yes, we have audit rights that can go in and look at it. But I don’t know. Maybe we very well could be part of their Videoscape product and we’re pretty much a part of all of their OCAP and true 2-way products. And when we see where LT reports come in, we’ll let you know.

The second thing is well what does it mean? Are you nervous, are you scared about it? And the answer to that is absolutely not. I mean this is directly what we see happening in the industry. They’re not the only ones. There are many other set-top box manufacturers that are building hybrid set-top boxes, that are building residential gateways, that are trying to find ways of extending what is a traditional linear connection into an extended internet connectivity world. So this is just another shift of what we see going on in the marketplace.

And the key thing, as we saw everything I’ve talked about up to this point in time is it is about how you ingrate the consumer experience. It’s about data, it’s about having the search, the capability, the recommendations, the advertising opportunity. All of those things that we bring to the market as part of our solutions. So we actually applaud Cisco’s efforts as helping to continue to drive the transformation that’s occurring in the industry.

So, key device sales, key content. You see retailers starting to get into this. You see everybody recognizing that there is an opportunity to increase the penetration in the relationship I have with my consumers. You see advertising not only as an opportunity because there’s more devices that are out there, but you see the advertising now starting to get traction. Where the advertisers themselves are realizing this is a better form of advertising. When you do a 30-second spot on TV, you’re speaking on the radio. You don’t have a clue who’s listening. You don’t have any idea what the interaction is.

When we’re starting to do advertising in a connected world, interactive advertising, we have measurement. We can understand click through. We can do it contextually. We know from the experience how many people are clicking on these ads and what they’re doing with the ads. So it becomes a higher form. The industry is maturing and according to Nielsen, the ads on Hulu, 55% more effective than the ads in other environments. So we’re starting to see progress made with the advertisers themselves on getting the recognition of the differentiation.

So, our approach. Look, a new experience is coming across a multiplicity of devices. It is about having an integrated and aggregated, a simple to use and an extensive experience for the consumers. One of the things we do is we look through our customers to their customers to help solve problems. Their customer is the consumer. That’s why as a B2B company we still talk a lot about the consumer value proposition and what’s going on.

TotalGuide is a key part of it, but one of the things I will tell you we learned and why this is a space about being nimble and quick. It’s not about having little unique standalone offerings, some of which you might see on the show floor. It’s about having a breadth of an end-to-end solution, an integrated solution.

The other thing is it’s about having something that we started out as what we thought would be embedded, which was TotalGuide. So a year ago when we started to develop TotalGuide it was much more of an embedded technology that we thought would completely reside in chip. And good thing that as we saw the architecture, the infrastructure, the technology, we saw it moving more and more to web services. So what’d we do? We reacted to that, we changed some of our architecture, we responded with the announcement we made on Rovi Media Cloud and now we have a series of web services that can actually be integrated more easily and broadly in host of different solutions that are out there.

For those that want a complete end-to-end single product, yes, TotalGuide’s it and we can sell that. For those that want to use the various components, we can give you products and sell that. So we’re having flexible approaches. We’re looking at saying to our customers, look, if you like vanilla, but I have chocolate, sorry. You like vanilla? I’m sorry, I can’t help you. We’re willing to work with our customers, customize and develop solutions unique to them. And we want to extend the advertising as a key part of our growth and our value proposition.

So, Sonic. Why’d we do Sonic? If at this point in time you’ll see that a key part of our value is being able to provide a compelling consumer experience, an aggregated and integrated consumer experience. It’s not lost on us who are the players that want to be in this space. It is Apple, it is Google, it is Microsoft. It’s the big guys who want to own the space just because it’s so huge, it’s so transforming, it’s so lucrative. And so how does a company, whether you think of Rovi as a $540 million company this year or not, stay competing with these huge behemoths? Part of it is we partner with them, we provide solutions to them, the pattern portfolio, the metadata, it’s all wonderful. But the other thing we recognize is we need to be increasingly more relevant in broader and broader components or solutions. We need to have more of the end-to-end capability. If we are more relevant we cannot be displaced. It is too hard to replicate the capability that we have.

When you look at our product, our product management, our engineering, we don’t operate out company on individual stovepipes and say I want to maximize this product, I want to maximize this product, I want to maximize this product. The value that we have gotten over the last few years is by integrating our product, our product management, our technology, and creating combinations of product that develop that higher form, higher valued end-to-end solution that others find difficult doing if you’re trying to do it with partners. Yes, I have somebody doing a recommendation engine, I have somebody else doing an advertising engine. I have somebody else doing this. It’s hard to do it if you don’t own it. We’ve tried.

And so with Sonic now, we have the ability of not only being able to add to them as they are doing the key components of DivX and RoxioNow, plus with the — some of the — the two other components of the codec transformation, the ability to add much more value of the metadata, the search, the recommendations on all the things that we have, the advertising in their environment, but they give us the ability to also have a more extensive end-to-end platform that makes it that much more relevant. That much harder to displace, more importantly that much more value that we could bring to our customers.

They roughly have 1,100 people similarly positioned around the world. We have about 1,300 people. James will go through the deal in a little bit more depth later on. Right now we’re going through integration planning and working through those natural — how are we going to look at products, how are we going to look at the people, how are we going to look at officers and all those things? We will tell you more as those develop. And James will give you an update on the deal itself and the timing of the deal.

Key things. I will tell you number one. Obviously the investor community has liked it because of the reaction of our stock price. Number two, the customers like it because they see the combination is providing more value and a more integrated solution that makes it easier to integrate rather than them having to go to multiple sources to create a solution. It is more of a one-stop shop that we could help them.

The third thing is from a customer perspective, yes, we are a larger company, we are a more secure company.

The other thing is the investors, the customers, the employees that we have in both companies really appreciate the opportunity and see the value. I was at various events with Sonic team over the last few days and numbers of their team have come up and said we think this is great, we’re looking forward to it, we’re excited, et cetera. We have here with us Dave Habiger. Raise your hand, Dave. Dave is the CEO of Sonic and in the Q&A session Dave will be happy to answer questions that you might have relating his perspective on the combination.

Ok, so as we look at expanding it we provide service provider, CE content owner, key relationships. Sonic extends that with some of the retailer partners and the content owners, and the mobile carriers especially. Has the expanded solution I talked about, we talk about content guidance, discovery recommendations, and metadata. It adds to the premium content distribution in DivX that they have. It’s expanded offerings for both the CE industry. Up to this point in time, Sonic has not really focused very aggressively at all on the service provider industry. And as you know that we have relationships across the breadth with service providers.

When I talk about the marketplace, one thing to keep in mind here, the only thing I’m saying is when we talk about win, when we talk about how are we successful, when you think about how we think, how I look at strategy, it is not being dominant in any one area. We don’t want to be dominant in any one area on retailers or dominant just in service providers. The value in my mind, when we look strategically is how can we be more of a part of the solutions in each one of these areas where the market is developing? So if you think about our strategy, our acquisition, our integration approach, our product development approach, it’s how do we extend our value proposition into this part of the marketplace?

And the last one. So a summary. We have a very, very compelling business model. We have a strategic combination that has very complementary solutions between the organizations. We think it has a very, very strong competitive position of who we are. The ability to leverage the patents, leverage the metadata, leverage the ecosystem, the footprint that we have as a customer. We’re well positioned to drive growth. You’ll see that. Look, by ourselves we think we have a 15% to 20% growth. With Sonic as a combination we think we have a 20% to 25% growth on a combined basis. There are long-term growth drivers that are worth — pertinent to the market on an overall basis. We have a very attractive financial profile.

So at this point what I want to do is turn it over to Corey Ferengul, our EVP of Products and Marketing. And he’ll take you through some product stuff.

Corey Ferengul:	Good afternoon. So I get to talk about the products. What it is we’re actually selling, what it is we’re actually bringing to market. And let me start out a little bit by talking about what we’ve announced here at the show.

So the first thing we’ve announced is the Rovi Media Cloud. And I’m going to talk a bunch more about this. The Media Cloud is a set of web services. As a matter of fact, when we were building TotalGuide and we’ve been spending quite a bit of time, if you’ve been following the story, building TotalGuide, behind the scenes the entire time we were making effort to ensure that we were moving more and more of the logic out of the client, out of the device itself and into the backend, into the cloud. And one of the big reasons for this was that we knew that we needed to serve the same experience into multiple environments. All right? And also very costly, very time consuming to do client side development.

So we’ve been pulling more of the capability back. And as we moved along the course of 2010, more and more of the customers, the prospects, those that we were working with on TotalGuide were saying we really like this part of it, but we want to use it this way. We want to do this customization, we want to do that customization. And I have materials and stuff going back two years where we talked about eventually bringing these services to market, but we weren’t quite ready yet. We thought we were another year or so away. The customers were ready. They came out and said we — effectively we want to use some of the services, maybe not the entire shrink-wrapped solution.

So what we’ve done is we’ve separated out those services, the same ones that you will see powering TotalGuide, but you’ll also today see them powering other demonstrations as well and packaged them as the Rovi Media Cloud. And it is, for those that know how that technology operates, it’s a set of JSON and XML interfaces, that developer toolkit. Developers get their documentation, figure out how to begin to interact with our system.

And an important element that we’ve added is we’ve added a price point for app developers. Those that are building start up apps on the iPad, right. You’ve got a lot of folks that want to build a little application for the iPad about music or TV, and so on. Well, we were priced out of the market before, right? We were targeting the big guys, the Sonys, the Samsungs, the Comcasts. And what was happening is they were going out and finding data other places. Scraping it from sites and so on. And we weren’t there to grow with them. What happens is when you build an application or a capability around data, it’s really hard to change that over time.

So we wanted a way to get into those folks early. We wanted a way to be growing up with them as their apps matured. And some of them we’ll win, some won’t but we wanted to be able to place more bets there.

So the Media Cloud gives us the ability to have consumption based pricing because we can now monitor usage and meter how they come in and look up. So it opens up the door to add to the ways that we’ve gone to market before and the way we’ve priced today with the big guys to have a new business model for the smaller guys as well, which is just additive to the overall business.

And what’s also important about the Media Cloud, and it talks to Fred’s point before about the fact that we can’t really be organized around a business unit structure, and that is because this talks to all of our different industries. Every audience that we talk to today that we sell into today will use the Media Cloud capability in some way, shape, or form. So it’s a pretty broad capability, and I’ll talk more.

We talked about Samsung using a Rovi to power its media hub, which they rebranded on Tuesday to be the Smart Hub and we’ll show you a demonstration of that — what that looks like. A new customer of the Rovi automotive solution, which a demonstration we have in the room across the hall. And this isn’t — some may have followed this for some time and thought it was just media recognition or a lasso product. It’s actually a complete automotive solution for entertainment around audio. And that is I can put in a CD and it’ll come up and tell me what data’s there, or if I have a hard drive in the car, I’ll get the information, I can automatically create a play list like a song and do it all through voice recognition. All right?

So we have now put together a whole number of pieces, including media recognition, automated play listing, voice recognition, the Meta Data, and then we’ve also included our DLNA capability for the someone to then move that content around. You want to populate the car from the house, why don’t you just push it there instead of having to take a drive out and move it around? All right?

So DENSO is brought in the core capability, including they’ve added the new features of voice rec and auto play listing to their solution. And they’re now out marketing that to their automakers and their providers for like folks like Toyota and others. So they’re out marketing it to those folks to include in their models.

Also had an announcement with Trident and they’re supporting of TotalGuide in their DTV solution. And they see it as a key technology for them to offer in their silicon and ensure that customers of theirs, DTV manufacturers, have this option that it’s already ported and already available for them. And I’ll talk more about that. It’s important for us to get TotalGuide into the chip early. It speeds up the process for a TV manufacturer and also speeds up the decision process, not just the development and engineering process. We put a lot of effort into not just getting the product where it needs to be, but also getting it into other platforms along the way. I’ll show you a little bit of that.

We’ve got some other key relationships we’re talking about here at the show. We’ve got a web services — you’ll love the way they restrict us in talking about this — a tier one Japanese manufacturer, a new UI. Their new UI is going to be using our services around advertising, data, search, recommendations to power it. They’re not ready to talk about their own solution yet, so they don’t want us using their name. But you can assume it’s of significant size, which is — and brand name that you’d be very aware of.

Also, we’ll be partnering with Panasonic, which is also not yet a press release. Something we’d be just talking folks at the show here. We’ll be showing you what we’ve done in working with Vizio. And we’ve also got a number of other new partners. Once again we’ll — we’ve got like — folks like Match.com. You’ll see us talk about other folks in the demos across the hall. People that we may not have previously done business with that because of the new approach of the Media Cloud we’re able to go out and include, and do really cool applications with. And Match.com for me is someone we never would have woken up in the morning and said yeah that’s a target customer for us, but yet when we started listening to their use case and we had a new way in which they can interact with us, they said, wow this is really interesting, could be additive to their business. So we think we’ve opened up that opportunity here.

So let me start off by talking about TotalGuide. For those that are newer to the story, TotalGuide is the next generation guide we’ve been working on for some time. It enables discovery of television, it enables the discovery of broadband content, as well as personal media. So that I can get access over the top, but this isn’t a Google TV like thing where it’s here’s a browser, go find it, good luck, and see if it works. All right? Instead, it is more focused on professional content, content that is allowed to be consumed. As a matter of fact, one of the partners we’ve been working with for a long time on this was RoxioNow. We’ve already integrated and you’ll be able to see a demonstrations integration of folks like Blockbuster and the CinemaNow Best Buy story already integrated into TotalGuide because those are things that we have been doing for the market already.

So giving folks access — consumer access to over the top content, able to integrate a number of content partners, a new advertising experience. So if you’ve seen traditional guides, and I’m sure you’re all thinking about the ones in your home and there’s an ad and it’s a really basic banner that just kind of sits at the bottom of the page and doesn’t really do much else. Well, we’ve made a lot of changes to the way advertising flows through the guide, giving a richer experience, giving video capability, put it in a different points in the guide to still flow with the experience, but give an advertiser a unique opportunity to reach a consumer.

Our metadata, our recommendations, our search, also personalization. Personalization’s a tricky thing to do in a TV. Right? I know there’s five people in my house, so I’m not going to log into my TV. But we do have the capability to have multiple profiles and you could have a profile from the TV, but it could also link to the profile that is my personal profile that I might use on an iPad, or I might use on a PC application, or on some other personal device, a smartphone. And we can start creating the experience for the user giving him more customization, more personalization as we move them through the different devices and the broader experience.

And it’s really one of the Rovi themes to the show is broadening the experience. If you’ve talked to us a lot, you’ve heard about TotalGuide, we’ve talked about it, putting it into devices, but we’re now broadening that experience to be other peoples’ user interfaces. Broadening the experience to the other device types. Broadening the experience to be in different formats like the web and so on. And the great news for us is it’s largely using the investment that we have been making all along and bringing it to market in new ways.

So the Rovi Media Cloud has a couple of very important services in here bringing to market. First is advertising service. So what does that mean? We’ve talked about advertising before. The advertising service is actually taking our ad capability and extracting it from our product, and allowing anyone else to put ads in their UI. So if you’re developing a connected application, a connected device, you’re developing the home page, you want to put ads on that. Well, it doesn’t have to be Rovi’s home page. It doesn’t have to be our implementation. It can be your own, but Rovi can still serve the ads into it.

And this has been very interesting to a number of the manufacturers who all want to have another revenue opportunity. They all want to put advertising, but they’re all worried, as Fred talked about, about differentiation. How do they stand out uniquely in the market?

So we’re able to go into them and say hey, this is easy for you. You do your own UI design, we can provide you web services such as data, we can provide you recommendations, we can provide you search capability, can provide you management services, and we can provide you advertising. And it can plug into that UI. And from a Rovi standpoint, it speeds our time to market. We can now get into more devices faster, grow that ad network, thereby realizing the opportunity much quicker than we might otherwise have done.

I’ll give you an example. If we’re deploying devices on our own in the service provider, we can do several million a year, but not tens of millions a year necessarily on a service provider today. Well, by plugging it in this way, we can actually do tens of millions a year of service provider stuff.

On the CE side, 10 million, 20 million if we’re doing it completely on our own, but 15 million, 25 million, 30 million if we’re doing it through a third party, where they’re actually implementing the capability on their own. So we can grow that user base much quicker when we separate out the capability.

What’s important here is it’s not just an average ad service, it’s built for a five-button interface. So we’re not building websites, we’re not building other things, we’re building a remote based interface, not a PC based ad experience.

The data service, if you’re familiar with our data it is Rovi’s data, but it’s now available through the web services interface with a metering capability on there for the low end. And overall, when you put data out there by itself it’s very interesting to folks, but when you add to it, you add recommendations, you add the ability to do search already indexed against that database. And you add — the management services are the ability to tie that device to other accounts so that I can log that person into their Blockbuster account automatically behind the scenes and so on.

When you add those capabilities, we feel it makes us a stickier provider. All right? We feel that once we get into an application, even if it’s not the Rovi UI, we become a more important provider and the switching cost is much higher.

So I bet one of the questions I get when I talk about the Media Cloud is does that mean TotalGuide is gone? All right? Are we killing TotalGuide? No, not at all. There’s a market for TotalGuide. There is still a certain number of vendors that are looking to do an embedded guide, that are looking to do it in primarily connected living room devices is where it’s targeted, and that will be both NCE and service provider.

However, the Media Cloud just simply expands the opportunity. We can go to any Internet connected product at that point in time. And we don’t have to be the one to envision that. We don’t have to design the UI and dream it up, we can simply say here’s the services, you go and innovate as anyway you see fit. So it really is just a way of augmenting and expanding on the opportunity.

So how do we go to market with this? And if you’ve followed us, once again we’ve talked about TotalGuide and embedded, and you’ve heard James and Lauren talk about units and device sales, and so on. Well, that’s really a traditional way we do, going about it and selling TotalGuide. Selling it into a — and selling it to a customer, they embed it in their device. On the CE side they pay us a per unit fee and then advertising rev share. All right? And that per unit fee would also include IP in that and data. Pretty straightforward.

Service providers, kind of a similar situation, here’s the guide, embed it into your service. It is a set-top, pay us a per month fee for the sub as well as an advertising rev share. However, now when adding these other capabilities, we have our second option. We can use our core services and we build the front end for you. And in that case, once again we’re getting a fee but that fee could be a per unit fee or per access fee. We now have some flexibility to work with that customer and say yeah, you can — if you’re smaller you can do a number of look ups or you can just do a per unit fee, or we could use some other flat rate. We have a couple of different pricing models here.

What we also add in here is consulting fees. If they want to sell custom-built applications for them, we’ll work with them, but we will also charge them for the time and effort.

On the service provider side, this also becomes important when you start talking about tier 1 MSOs. Because the tier 1s want to build their own interfaces. Right? And you’ll see Comcast puts out press releases, I think once a week, on a new application they’ve launched. Right? And even if two people in the world have it, they’re going to put out a press release on it. The reality is they want to power — do their own experience but they all still need capability. Right? They’re all still getting data from somewhere. They’re all still getting search recommendations and such from third parties. So this gives us the ability to be part of their next generation solutions either per month, per sub, ad rev share and consulting is really the package when Rovi’s going to build the client side.

Then you’ve got some clients that say look, we’re going to build our own everything. We don’t want you to build the client side. We don’t want you to touch the UI. We just want your backend. No problem, we can do that again. And sometimes there’s consulting involved, sometimes there’s not consulting involved, but the bottom line is we now have a plethora of options that we give our sales team to sit down and truly orchestrate a solution for that customer.

We don’t walk in anymore and say well, this is TotalGuide, we can help adjust the look and feel, but this is the way it goes. Our sales meetings are actually a little more complicated because the salesperson walks in, has to say what are your plans and craft the right Rovi solution, based on their plans. But the response to that is terrific from the customers. The customers love that because now they’re not sitting through yet another sales call where we’re just beating them on the head with our product, and how it works, and how it should fit in their environment, and how they need to change their plans. We’re now able to be pretty flexible and say okay, so do you want to accomplish this, do you want to accomplish that? How do we get you there? And I’ll show you through the demonstrations just how flexible we’ve been and yet still entering into revenue relationships, in some cases that we wouldn’t have had unless we had the more flexible approach.

So let’s touch on TotalGuide for service providers. So we’re targeting signing up our initial customers beginning of this year and big difference on this service provider side from the CE side. Right? On the CE side you will tend to find that you don’t really hear announcements about those guys until they’re just about to ship or until they’ve shipped. They don’t tend to sign agreements until they’re deep in develop — we’re deep in development mode and they’re deep in development mode, and we’re starting to do integration. So it’s much later in the cycle that those happen.

On the service provider side however, they sign really early. As a matter of fact, there was one MSO I think signed a contract for a guide four years before they deployed it. Right? It’s not uncommon for them to sign up earlier and then we work with them on finalizing the product, finalizing the implementations, and so on.

So we’re expecting first half of this year is when we’ll get our initial agreements there. But the TotalGuide for service provider solution isn’t as straightforward as here’s the guide as we talked about before. We’ve actually in speaking with the customers and kind of researching their needs, we found there were a couple of other variations to it. So not only is the Rovi Media Cloud part of this solution, but when somebody actually wants a guide from Rovi we can provide them TotalGuide, and that’s for the advanced set-tops. Something that’s got an IP connection. Right?

But a lot of our customers came back and said — or prospects came back and said hey, we got a huge install base and we can’t leave them out there. And they’re not going away anytime soon. We’re not swapping out the hardware. And they asked us to go back to the drawing board and come up with a solution for those devices. So we have. We’ve come up with an approach. We refer to it as TotalGuide lite, and it’s a TotalGuide-like experience, but it a native environment. So does that mean you get over the top video and stuff? Well, of course not because you’re not in IP world. But we can give the look and feel, we can give some of the services, we can give some more of the data, we can feed in a couple of the recommendations around their legacy VOD environment and improve the user experience on those lower end older set-tops.

And then the last piece of it is what we call TotalGuide xD and that’s for the iPad. And I’ll actually show you a demonstration of that where we’re able to go out and to a service provider in the first half of this year we’ll look for the initial deployments on the first half and say hey, you can’t get your set-tops upgraded fast enough, give them this great experience. And it’s an experience by which they not only can interface with data, they can change the channel on their TV, they can also view video — over the top video right there, coming directly out of the cable VOD system. So they now have an environment where they can sit in their living room, get a better navigation experience, control their television, look up information on the programming right there while they’re doing it, but they can also take it with them and access the MSO’s content somewhere else and get the TV everywhere dream realized.

So this is something we’re getting a lot of traction with with the service providers. It has not even been fully announced yet. We did our first demonstrations to service providers in — at the FCTE show in October. And we’ll be looking for a full formal announcement of that coming up at the CableLabs show at the end of February.

So what this means for the service provider is we’re the only provider they can talk to that can deal with their legacy install base, that can get them set up for the next environment, and can also deal with the detached experience. All right? We haven’t found anyone else that takes that into account. So when you hear brands like TiVo and others out there that are trying to do something, they’re all targeting just one of these things. They’re all just going after the next generation set-top and as a matter of fact they had one MSO CEO tell me that he had a meeting with one of our so-called competitors and he — the guy — he asked the guy what do I do about my legacy stuff? And he said man, you’ve got to write that off. You’ve just got to move on. And he said that was a short meeting. The reality is they can’t. It’s just too big an investment, which is why we went back and crafted a broader solution for them to help them meet all of their needs.

And generally speaking, revenue model here is all based on per sub, per month including the iPad app because it’s not just your basic whip it up, here’s an iPad app, two guys in a garage did it. It’s got full integration of their VOD system into the authentication environment, integration into the set-tops for being able to do tuner management and so on.

So much more sophisticated application, something that the likes of Comcast have talked out and rolled out in some trials, and all the other MSOs are trying to get there and we’ve found the vast majority of which don’t have the resources, know how, but have the desire.

So kind of lays out like this. If we look at the service provider world, right, where do we play? Well, for in home, right, you’ve got a primary room that you’re viewing. That’s where you’re going to tend to find standard TotalGuide. Right? And/or the Media Cloud depending on if they want their own UI. However, they’re going to have a secondary room in the house, a bedroom or a legacy set-top box, right? Well, that’s where we’ll use the TotalGuide lite solution, give them a somewhat integrated look and feel, give them an experience that at least feels like they’re in the same provider and they’re in the same guide. And they get to work with it there.

When they’re outside moving around, they’ll have their tablets or their phones. We’ll be able to put our xD or they could power their own apps with the Media Cloud and give an experience that could be linked up when in home, but also be independent when outside the home. We’ve also got capability to embed in the MSO’s website for remote record, viewing, and other capabilities, so that they can once again keep the consumer in their experience. And we also have our personal media manager app, which you’ll be able to see demonstrated next door, which if they want to give a consumer an application and they being to manage personal content, move that content around, interface with the other devices, we can give them a private labeled version of that utility and they can now create an immersive experience for the consumer and touch them in every one of the points, not just a set-top in the living room. So we think we have the broadest solution that you’ll find for the service providers.

Another thing we’ve started to do. Monday this week we launched our first iPad application called What’s On. And we’ve begun to inter — I’ll say engage with the consumer more directly. Fred talked to this. And really what we’re doing is we’re not going out, we’re not going to go build a huge consumer brand, we’re not looking to spend 10s of millions of dollars on marketing. Instead what we’re looking to do is get directly in front of a certain number of consumers and experiment, learn, get their feedback directly.

One of the bigger problems with our customers is — well, two things. One, sometimes they keep that kind of research to themselves while — because they’re trying to create their differentiation in the market. Or there’s the other side of it, the other problem that is they just don’t know. They don’t get that kind of feedback, they don’t do the right level of research, or they come to us looking for guidance, which is probably the most common conversation I have.

I have a couple of folks on my team that just spend their time going around to customers and talking about the market and the industry because our customers don’t always follow along or aren’t always up to speed. So we want to get in front of the consumer, we want to learn from the consumer, we’re going to see some other capabilities, updates to our websites.

You’re going to see some iPhone applications, tablet, Android, and so on applications out there. And with the intent of saying let’s put these things in front of consumers, let’s learn some more, don’t spend a ton of money putting them out there. Not looking for a massive new revenue stream, but instead it gives us that kind of experimentation and it allows us to start gathering more information on the consumer. They log in to get a profile, we start feeding our recommendations engine, and we start gathering more and more information to power the intelligence behind the products.

So before I jump into an update on advertising, why don’t we take a look at some of the demonstrations that we’ve got? So we’ve got a small subset of demos in here. For those that started to go across the hall, you see we have quite a few more over there. And I’m going to walk you through really much of the experience that I talked about up here. And then I’ll kind of fill you in on what other demonstrations you might see when you move next door.

So let’s start out with the big Samsung TV here in the middle and that is we’ve got our demonstration version of TotalGuide. Here it’s running on the little board that’s sitting up in front of it, it’s our development board in ST micro environment is what we use. We’ve got that plugged into the device and now we’re able to get into full TotalGuide.

So when you come into to TotalGuide, you come into different content. In this case you came into a movie. You drill into a movie, Cloudy with Chance of Meatballs. If you have kids, you’ve probably seen it. Right? You can go all through all of our metadata, right? See the review. And also importantly you can say I want to watch it. And so the consumer comes into the walk screen and it says well where do you want to watch it from? All right? Could you please back that camera out so we can see the screen? Thanks. All right. So I don’t want it on Voodoo, do I want to see it on CinemaNow? Blockbuster? Netflix? Where do I want to access that?

And I think that is one of the real problems we’ve seen on the show floor here at CES is that everyone has got all these icons all over the screen, but how do I as a consumer find anything? I’ve got to dig into each one of these apps, I’ve got to dig around, I’ve got to go in and out, I’ve got to go — and so what we’re trying to say is no, here it is. And then you could — if we wanted to we could jump into one of them. We’re trying to put business model information up here to tell you hey, this is subscription, this is what this one costs to rent. This one’s available to own, it’s — you choose. What do you want to do to a consumer? It really gives them a more expected experience.

So and for those that haven’t seen TotalGuide in the past, some of the other key things, if we drill into the hot lists. So one of the recommendations coming from our editorial team in that case. You drill into it. No, just go into one of the movies. You go into one of the movies, you’re then able to go and go through the metadata. And one of the searches we call our six degrees of search where you go into the cast and crew and you’re able to say hey, who’s in this movie. Right? And you say, oh Jonah Hill. I don’t recognize this guy. What else is he in? And you can drill down into his profile and then from here you get information on him. You can go into his credits, and you can continue to go around.

And notice what’s popping up on the side in every one of these screens, and as Bill continues to move through it, you keep seeing ads pop up. Right? We continue to create this more immersive experience. And we can actually drill into the ads. And when you pop into the ad, we’ve created an ad environment, right, where now the advertiser in this case they can have feature content, they can have video content. They can have contests that they run, they can implement commerce activity right here. Complete flexibility in what they do — want to do with the consumer.

And so the TotalGuide experience gives us more opportunities to present this type of advertising, but it also gives us a richer ad environment as well.

So that’s a big part of our data as well is being able to enable the drill down in the surfing through. As a matter of fact, it becomes one of those things that every partner we talk to, even if they’re not using TotalGuide, they end up wanting to do this kind of experience. And TotalGuide for some of customers ends up becoming a prototype for what it is they want to build and then they use those concepts. And you’ll see as we show some of the other apps that are either built by others or built by Rovi for others, that similar concepts tend to appear.

As you continue to go through, we also can do TV. So we can go into the listings grid, right? So if you’ve seen TotalGuide in the past you can go into listings. So we’ve got a grid out here. And what becomes important is not only can a consumer say hey what’s on and surf through the content here, you can tell it’s live data because it’s all soap operas. Days of our Lives anyone? Anybody behind on their episodes? But what you can also fine when you go in and choose to watch something, and Bill, see if you can get me to a prime time somewhere. When you go into watch someone — where did we go here? When you go into watch, you can actually see if it’s on demand or you can see if it’s live, if it’s real time.

So if you go into — yes, we go into our calendar feature. One of the things that the consumers told us is they don’t like having to click through the grid all the time to find three days away. So take me a couple of days down and show me prime time on Thursday or whatever day of the week you just chose there. And from there you can say fine, here’s the time of day, let me jump into a program. And when I say watch it can say okay, it’s on TV or I can find it on demand. And so now the consumer has a broader set of options. So here it’s going to be on TV Guide Network. Or if he goes to on demand — so if you get on demand, it says here’s it’s available there, so I can watch it right now, I can rent it, I can stream it, whatever that is I want to do.

So we’ve got a much broader environment for the consumer. Once again, it’s not just here’s a grid, tune your tuner. All right? Find me the broader experience.

The one last thing to pop into is if I go and I can also look at on demand TV shows. So if I go into my TV section, you see the same kind of thing you saw in movies. However here there’s something like the TV zone and I can pop into the TV zone. And the TV zone then says here’s other content partners, other ways to get it. So we can jump into somebody like Showtime and say well, what’s Showtime making available for me? And Showtime has been pretty aggressive. They’re putting up different content so I can go look at some of their new shows, I can watch previews, I can learn about the series, get a free episode. But the consumer now can jump into this type of over the top content as well that broadcasters love to put out there because that promotes their network and promotes their content overall.

So that’s a very quick walkthrough of the TotalGuide experience for those that hadn’t seen it in the past. For those that have seen it, it hasn’t changed extensively. We’ve continued to grow the feature set. There’s probably 100 features in here my product managers would say I forgot to show you. But what’s also important that we’ve done is that runs onto one development environment, but we’ve also then ported it over and it’s currently also running on Broadcom. And it’s also running on the Trident. So Broadcom, we use their reference box, Trident we use their device actually is built into a television. And so we’ve already got it ported to the silicon. And that speeds our overall deployment process with our customers.

It’s actually one of the bigger objections that we received from manufacturers where they were saying things such as hey, how quick can I get it to market and we’d start to use the word porting, and they’d say oo that slows me down. I don’t know — I don’t want a port, I want this thing to happen instantly. So, we’ve got it on now three chips, got a couple of other ports in process. We’re finding our ports are now taking us about four to six weeks, which is half the time they were taking us just to a quarter ago. And we can now get the coverage we need for CE manufacturers.

However, I talked about TotalGuide coming to market in three ways, right? In embedded product, but the second way was we build an application for someone. So in the case here, we’ve got a Vizio TV. And you’ll see on the screen there over on the right hand side of the screen, on the bottom there, there you see TV Guide. That’s an application that we launched with them some time ago.

However, if you also look and you see the Vizio search there, and you go into the Vizio search, you find it’s powered by Rovi. All right? So Vizio then said they wanted to do their own search and we talked to them, they said they couldn’t exactly figure out how to do it on their own. Why? Because they don’t have the data. Right? And so Bill goes ahead and pops in a search there, finds a piece of content that might be interesting, drills into the content. Notice what’s popping up here every time as well. Ads are popping up on the screen. Right? So you’re seeing movie advertising popping up in this case. Bounty Hunter, so another movie ad popping up.

So we’re giving once again a consumer that kind of experience, the search for data to do the same kind of experience you saw in TotalGuide, find your review information, find your cast and crew, find recommendations such as similar. We’re also taking advantage of the opportunity to present some advertising. And this is called the Vizio search. This is in — and very interestingly Vizio has talked this week about their new movie download service. Right? And their new movie download service happens to be partnered by something we know a little something about RoxioNow. Right? And what’ll you be able to do from here? Well, you’ll be able to go buy your movie directly from the Vizio video download service. So this is — already becomes the entry point and very logical integration between us and them.

So this is an app that Rovi actually built for Vizio. They basically came to us and said how should we do it? What’s the best way to go? But then there’s the third way we bring TotalGuide to market. And the third way we talked about bringing TotalGuide to market is where our customer builds their own interface, builds their own capability, and what do they get from us is they get services to power their experience. So in this case, you’ve got the Smart Hub from Samsung and you go to the home screen there.

And by the way, it’s kind of interesting to us, you look at their recommended applications, happen to be Blockbuster and CinemaNow. And we might know something about those guys. But you see the TV listings app that Rovi had had up in the past? If you’re familiar with that this is something that we’ve — it’s been in the market, is launched I believe in Q3 of last year. Something that we worked with Samsung on to get just TV listings in Europe mostly where it’s used, a little bit in North America.

But now for over the top video, Samsung said well, we want to power our own video section, Your Video. And so they built an entire section. You go into Your Video and what it does is it starts bringing for everyone content. Right? Every one of these is just another way to see cover art, another way to define content. So in this case, they’ve got a list of recommended content, they’ve got new releases. You could search by genre and geez, I don’t see a Rovi logo anywhere on this screen, however this is all Rovi data. All right? Rovi is providing all of the content that you could see. So you go into your basic information, it’s coming up through Rovi. Go into the walk screen, and this is all also coming from Rovi. We’re the ones working with all the partners for Samsung, bringing this data together, showing the business model, helping enact that. Once again, director, cast, photos, awards. Once again, feels a little like TotalGuide, doesn’t it? Same kind of experience because the data drives the experience.

Now additionally, 3.7 stars, is that what they get? Still too high for that one. Anyway, but additionally you continue to go through the UI, you go into genres, for example. You want to search by genre. It’s using our structure of data. So they’re using different categories that we would be providing them. But notice once again what’s popping along the way, advertising. All right? So we have the ad banners that are starting to pop up and in this — I don’t see a Rovi brand anywhere, it doesn’t have the Rovi colors. But it’s all the Rovi capability showing up. As a matter of fact, same ads you were just seeing on the Vizio TV.

So we’re effectively building this ad network outside of the Rovi guide footprint. Same type of concept, same type of capability. This happened to be built by Samsung that they then put our capability inside.

So those are examples of the way you can bring TotalGuide to market. We can embed it directly into a device, build that custom app for them, or they can use our services and build their own app. The next question James always asks is well, do I get paid for all of them? Yes, we get paid for all of them and that’s the key. All right? So we’ve been very flexible.

So additionally, let me show you a couple of applications we started to do on the tablet. So I mentioned — the What’s On. So I mentioned that we talked earlier this week, we launched our application called What’s On, basic listings application. Pretty straightforward. It’s go into the app, swipe around. I think it was number three on the app store yesterday or something like that. Go around, see programs, see what stations you want to look at, move over you can drill into a program and it uses once again our data. You go into a program. And it pulls up the data. And you can see photos, you can see information. We’ve done integration with Twitter, so you can tweet that you’re watching the show right now because everyone wants to know when you’re watching Anderson Cooper apparently. But you have now — once again it’s a very straightforward application.

It’s interesting, you just get a lot of feedback from consumers. First thing we do with these is we always roll them out internally. Boy, there’s some fascinating emails that come out of that, right? You just get some great feedback. So very straightforward, very simple. And James will close this here. This is a free app. Low cost at this point. We will — we do have the capability, the real estate’s actually at the side to put advertising in there when we’re ready to start doing tablet based ads.

But the other app that I talked about that we’re bringing to market is for service providers. And the service provider app is more of a TotalGuide-like experience. But what does TotalGuide look like on a tablet doesn’t really look exactly like TotalGuide looks on a TV. It’s a whole different interactive experience. You’re able to do a lot more things like navigate around the screen, but what can we do here? Well, we can show them content of TVs, we can show them movies. We could show them a grid, not as exciting. We could help them change their channels from here. We could also help them watch content. Did you go to sleep on me here?

Unidentified Participant:	(inaudible)

Corey Ferengul:	Aha, oh yes. So you could also go and actually interact with content. So they can choose to watch a program, served directly out of the VOD system, and that way it’s not just restricted to being in the house, but it also works when they’re on the road. So here you can say we’re going to watch Californication. And there’s a watch now button right there. The service provider can choose. They can private label this, they can put a price tag right there. They can say hey, free with subscription.

But what it gets them out of, it gets them out of that VOD interface, that five-button that the consumer is restricted to being on the TV in the home. That they’ve got to go five screens down to figure out the business model and whether I have to pay for this one, which ones are free? And this just gives them a swipe experience hopefully without the entire world on the same wifi. Gives them a swipe experience to be able to browse content, TV shows, movies, watch it now, change the channel.

Also, look at information about what it is I’m watching. So if I want to look up who is that person? What movie were they in? Or have I seen them before? I can do that, they have content as well. And this is a license relationship with an MSO where they would be the ones — they pay us per sub per month and we would be able to then integrate into their back end, we’d be integrating in their VOD, their billing system, authentication, and so on. And we believe we’ll have this rolled out in a field by the end of first half of the year. So that’s just a quick walk through the demonstrations that we’ve got over there.

In the room across the hall there’s a series of other demonstrations. You may have seen some of our announcements on our applications, our (inaudible) applications for the MSOs. We’ve got a number of those in there. We’ve actually got TotalGuide in some other languages. We’ve got German TotalGuide in there. We have our table with the iPad applications, some other iPhone applications we’re working on. Some partner applications using the Media Cloud. We’ve got a prototype of our 3D interface. So we’ve gone from a real simple 3D interface to completely wacky 3D interface that you’ll see. We treated it like a video game. Move back to the slides. Treat the 3D interface like a video game. So a series of other demonstrations across the hall that will — you can take a look at.

So before I turn it over to James to give you the financial rundown, let me give you a little update on the advertising side of our business as well. So the refresher, for those new to the story, is that today we have some pretty straightforward and basic advertising capability. Largely today it’s in the cable space. It’s in our guides, our i-Guide and Passport products. And there’s an advertisement that shows up on the screen in those. So you’ve got the numbers there on how many are active.

Advertisers, we tend — we work kind of across the board. You’ll find a lot of it’s program promotion. But as you saw in a number of the ads, all the ads, by the way that were shown in the products are live ads coming out of our ad server. So Ford and Bertolli and others you’re seeing, we’re getting more and more conventional advertisers bring their message here and try and reach consumers in new ways.

So what are the key success factors we look at for this business? One of the things is measurement. The advertiser wants data. The advertiser doesn’t just want to say it’s cool, I’m in the right device, I’m in the right spot. They want to see information that says this is why it worked. They want a rich interactive ad experience that has customization that they can do something different with to draw in the user. They want new product distribution. They want to be in hot products.

Every time I go into an advertiser and we talk about connected TV, they say tell me more. What does that mean? Well, how can I - what — should my customer be associated with that? What do we put in there? And last, they want an expanded client base. They want to be in the business that we want to be in. The TV manufacturer in particular is looking to find new revenue sources. So the TV manufacturer is saying how do I get that ad revenue?

So what are our actions in 2011 to expand it? Well, first off the Rovi ad network. The Rovi ad network was something that we announced earlier — or late last year. And looking to push further with in 2011. And that is bringing together guide advertising for multiple parties, even if it’s not a Rovi guide. So there are some suppliers that provide their own ads on guides and our goal is to say let’s aggregate that footprint and sell it as a single unit.

After that it’s the Rovi ad platform. We showed you some examples of that. That’s the technology we can embed in other people’s UIs where Rovi is actually serving and selling the advertising. So you saw it there in Vizio, you saw it there in Samsung. We think that is a multiplier on the distribution footprint for 2011.

And last is getting our guides deployed. More TotalGuide in the market on the CE service provider side, that another route to market for advertising. So we think we’ve hit a lot of key metrics on getting the backend in place and now we think we’ve done a number of key things to get the distribution or the ad capability widely distributed.

So that gives you a brief rundown on the products. And with that, let me turn this over to (technical difficulty).

James Budge:	Well, thanks a lot, Corey and Fred. Great setup and actually covered a lot of the piece that I’ll cover here, so we’ll blast through this and get to some Q&A because I’m sure you guys have a lot of it.

But we are — hopefully you saw and heard some of the excitement that we have at Rovi. December/January has always been an exciting time for us in the past, it was exciting again this last December acquiring Sonic and leading up to see yet in some of the new devices that we have and technology that we’re putting out there.

Hopefully for those that have been around us for a while you see that we are much broader than just the linear grid that you see on the television. We obviously have licensed a lot of people in the online and mobile space, we’re expanding internationally and there’s a lot of still growth opportunities here just with Rovi as a standalone, adding Sonic in there’s a ton of capability there. So let me just hit a couple of the highlights for our last year and then dive into a little bit of next year. And then give some specifics on the Sonic acquisition and then I think we’ll move to wrap up and Q&A.

Rovi in 2010 — going backwards, okay. There we go. Okay, we came into this year, investor day last year in New York. We told you all that we do a midpoint of 515 in revenue. We’re going to do about 540. 540’s our midpoint now. We gave a range just a little bit ago of 538 to 542. As we typically end up we’ll likely come around the high side of that.

On the earnings side, we told you we’d do $1.90 when we came into 2010. The midpoint of the guidance we just gave a couple of weeks ago is going to be $2.10. So history of overachievement we think we have here. Probably in the last 12 quarters of owning the Gemstar business we’ve increased our guidance on about 10 of those quarter, so we usually have a — we try to set expectations realistic and then overachieve that.

We put out a target model when we acquired Gemstar in 2008 when we rolled forward. Target model for us is a three-year outlook. And we put out a target model that we would be at 50% EBITDA margins, and it’s on a three-year outlook basis, which is 2011. This year, 2010 — or last year 2010 we hit 50% EBITDA margin. So a year ahead of schedule. We like that, we like beating our targets.

All right. We’ve told everybody that we would pay down our debts. We’ve finished paying down our debts on Gemstar earlier this year in March. All the debt related to the Gemstar transaction is now gone.

We have also done some other interesting things with the cash that we acquired through this business. We have repurchased $105 million of our convertible notes that were out there. We have purchased stock back for — to the tune of $109 million. All right? So we think we’re decent stewards of equity and we hope that you can continue to put your trust in us.

Looking forward in 2011, the range that we gave directionally in our October earnings call for the Q3 call was a range of low double-digit growth, 10%, 11%. In the call a couple of weeks ago we reiterated that guidance of 8% to 12%, taking the midpoint of that, 10%. Same guidance we gave in the October call. The range you see here for 2011, 585 to 615 puts it at the midpoint of 600, which is about 10%.

Okay, on the earnings side, 235 to 255, midpoint is 245. Good earnings growth again in 2011 as we roll forward.

We do report our business obviously under the GAAP method of accounting for standards in the US. We also report on a cash flow and normalized earnings basis for our company. Try to give you a feel for the normal recurring cash flow items in our business. And as such, you’ll hear terms with us like adjusted pro forma earnings, adjusted pro forma EBITDA, adjusted pro forma other things. And that is an attempt to remove the non-cash items and the non-recurring items out of the GAAP model and give you a feel for that. You’ll see that here, reconciliation in 2007, 2008, 2009. You’ll see it again in 2010, not now, but when we put out our final 2010 numbers you’ll see that reconciliation as well to the extent you get excited about that.

Okay, moving forward, bridging from 2009 to 2010 you can see some of the ways we grew. Those that are familiar with the story probably already know the way we grew. We had a great year with digital devices. We had some wonderful deals with the folks like Comcast with their online mobile properties in March of 2010, with the Apple deal we announced in October of 2010, with the Cox deal that we announced for their online properties in late December 2010. So those alternative methods of getting revenue are coming to the forefront. We said we’d do that in 2010, we did it but there’s a lot more opportunity for us as we move into 2011.

When you look at the growth, in 2011 those cross platform licenses, or the online and mobile licenses that we have in 2011 with the next Apples, and the next Comcasts, and the next Coxes, those helped us to grow from what has traditionally been mid-teens growth in our service provider business to low 20% as we go into 2011. And in addition to that we have a tremendous opportunity still in front of us with international licensees. There’s still 20 million analog pay TV households in the US that will convert to digital over time and they have been converting. Great opportunity still in the service provider side.

On the CE side of our business, we are getting great growth with digital devices. High-teens, low 20s. That’s where we’ve been for the last couple of years, we expect that again in 2011. Unfortunately, as we have said consistently for at least the last year, the analog side of our business is declining, as you would expect. It was still a good $75 million to $85 million in 2010 on the ACP side and our device segment of the business. That will have a significant fall off in 2011. These things always end up having a longer tail than you’d expect, so I wouldn’t be surprised if it’s slightly better than what we expect, but for now as we look into our crystal ball at 2011 we expect a decent drop off in analog in the CE side of our business.

When you combine that with the great growth that we have on the digital side of our business, that’s how you get to the low single-digit growth for the overall CE segment for us.

Likewise in the other category for us, our data business is fantastic. It’s growing strong, it has been growing strong as Fred and Corey mentioned. Metadata is key and people are taking a license for it and are paying higher prices than they were three years ago when we acquired Gemstar.

Unfortunately on the offset of that, we have our content protection business heavy in analog as well that we provide to the studios. That’s in our other category and that has been declining. It will continue to decline as an offset to our data business. So you get the still low single-digit in the other category for us as well as we roll forward into 2011. When you add it all up, you can see the segments there. It comes to a midpoint of about $600 million.

Our business model. I think many of you are very familiar with our business model. On the service provider side we price a certain amount per month, generally $0.20 to $0.25 for subscribing household per month if you’re just taking our IP. You’re taking our product in addition to the IP, you’re paying close to $0.50 per month. The TotalGuide capability that Corey talked about, if you took it soup to nuts the entire package of TotalGuide is obviously going to be significantly higher than $0.50 per sub per month. Many of the top manufacturers and top service providers will take piece, parts, and components of that, so maybe it’s slightly less than $1.00, but generally speaking it’ll certainly be a lot more than the $0.50 that we’re getting today just for our broadcast guide, and certainly a lot more than the $0.20 to $0.25 we’re getting just for the IP per month. And that’s on a per month basis, so roughly $3.00 per sub per month.

On the CE side of our business, we priced on a per unit model. Across all models, across all device manufacturers our average price is about $3.00 a device. All right? So obviously it’s different if it’s a high-end flat panel and it’s lower if it’s a Blu-Ray player. It’s probably lower if you’re a mass manufacturer like a Sony or Samsung. It’s higher if you’re a lower-end manufacturer. But when you take it all in, it averages out to about $3.00, again primarily IP when you layer in components of TotalGuide you’re going to get a much higher price point than the $3.00 that we’ve been getting historically.

We think there’s great growth on the service provider side of our business. Still you see a slide later on where there’s still a huge untapped market in Europe and still a good 20 million of analog subscribers in the US that have yet to convert to digital. So still good growth coming in in the various parts of the world. A little bit lower in North America because it is a little bit tapped out from the analog side going to digital, but great growth elsewhere.

You can see that play out here. A good 50 million households, analog pay TV households in Europe still untapped. We have 30 million, which is great. A year ago we had only about 15 million to 20 million, so we had great growth in Europe, but there’s still a long way to go there. We think we’ll add another 10 million plus subscribers in 2011.

And obviously enormous growth in APAC, but again recognize there that our growth there is somewhat contingent on the strength of where our patents lie in areas like China, India, and elsewhere it’s — the patents — we do have patents in those countries, but it’s a more challenging to monetize those, if you will.

Okay, a great growth there. Still coming. On the service provider growth we have talked in the past and on probably the last five conference calls about how there’s some 7 million, 8 million boxes out there in the North America that have (inaudible) guides on them. Old boxes from Scientific Atlanta that we’ll be swapping out over the coming year. 8 million boxes, $3.00 box per year, call it about 24 — $20 million to $25 million coming our direction as those boxes swap out. That’s new revenue, it’s recurring. That was on a one-time basis in the past, it will turn to recurring revenue going forward.

Tremendous growth still in front of us with the online and mobile guide opportunities. Just start scratching the surface, got the biggest guy in the field in March on the service provider side with Comcast to take out a multi-million dollar a year license with us. Got the biggest technology guy on the planet with Apple and in October took out a multi-million dollar a year license. Those two as the cornerstones certainly set us up nicely for more opportunities like that as we roll forward into 2011/2012.

We said that opportunity — we’ve said multiple times that opportunity for us is tens of millions of dollars a year, figuring the $60 million to $100 million range per year annual revenue, recurring every single year.

And there’s a whole bunch of other low-hanging fruit as analog converts to digital and our sales guys keep knocking out new deals in Europe and elsewhere.

On the CE side of our business, great trends. We subscribe to the notions from display searches and MPD groups and others as well as talking to our customers and hearing what trends they think are going to be real. As you think about connected devices expanding from 15 million a year up to 90 million a year a couple of years from now. It’d be difficult to understand how a connected TV would not have a guide in it. That would be a pretty unfulfilling experience for a consumer, so very likely, in fact almost impossible that it would not have a guide, so highly likely it does have a guide. There’s a guide in it, we’re probably getting paid. In fact highly likely we’re getting paid for at minimum the IP. So as connected devices expand, much bigger opportunity for us on the connected side of the device world.

Hit some of these drivers. I will just highlight again that the VCR+ runoff from Gemstar that had a much longer tail than we expected when we grabbed it is virtually down to zero now. So that piece of the analog business is gone and the analog piece that was the legacy Macrovision piece will be coming up. But certainly that negative impact on our business is offsetting some of the growth on the digital side.

Some of the headlights that Fred talked about you can see here in this slide. The service provider side of our business, which is half of our revenue stream, 70% of that revenue is locked in through 2013. For those that have been around a while, you know that we inherited agreements from Comcast and Echostar where we get zero revenue from them today because Gemstar took out a 12-year prepaid license back in 2003. You have really long-term vision here, out into 2015 those will come up for renewal and you’ve got 30 million plus subscribers that we’re not getting paid for today that we’ll be getting at a minimum the IP side of $3.00 a year. So lots of revenue coming in around that timeframe. But you can see just with the agreement we have today on the service provider side, about 70% of that revenue stream that exists today continues through 2013.

Similarly if you believe that devices will continue to ship and people will continue to buy TVs and other devices, that is a revenue stream where those contracts are locked in for a good three to four to five year period. And we expect to still partake in the royalties that come to us from that business.

Quarterly splits. We don’t give quarterly guidance, we only give annual guidance here. So you can’t hold us to oh, we missed our revenue in a quarter. We’ve always made our annual targets and wildly over exceed our annual target. But just to give you a sense, this is what the last three-year average has been on a quarterly skew basis. We are skewed to the fourth quarter, as you might expect from a business that has a lot of CE revenue tied to it.

Coming into this year, we don’t expect anything materially different. We do think we have some backended capabilities with some of the relationships we’ve inked on the media recognition side, standalone connected platform wins, the 15 million devices Fred talked about on the connected side where we would have guides in them or TotalGuide capabilities in them. They’re probably more back half loaded, so we don’t think it’s extraordinarily different than past years, but certainly more revenue in the back half than the first half, which would be consistent with how we’ve been for the last three years.

Shifting gears real quick. I’m not going to go through all these point Fred hit on these a little bit. You have them in your deck. I’m sure all of you fast-forwarded to these slides anyway and sifted through all the words. We did a tremendous amount of diligence on Sonic. That’s just how we roll and we like to make sure that we crossed all our Ts and dot our Is, so we got into every single contract that Sonic had. We rebuilt the forecast from the ground up using our assumptions. And as you might expect in some of these transactions you find some areas where you think it’s a little bit weaker and you find some areas where you think it’s a little bit stronger. We’ve identified some of those here for your viewing pleasure.

We think it’s an overall great business, strong business. Obviously we wouldn’t have bought it if we didn’t think so. And we expect that as it comes into the much bigger, stronger Rovi family that we can expand the footprint a lot more significantly and faster, and quicker, and more efficiently than Sonic could have otherwise. But some great assets, we’re delighted to bring it into the fold. Hopefully we can get to closure quickly and move on with life as a combined company.

A couple of other points. I touched on a little bit of this. We did mention on our call a couple of weeks ago that we do expect this to be $0.05 to $0.10 accretive when we look — when we get through the synergies. We said 15 million of actual synergies in 2011. That translates into about 30 million plus in overall synergies coming out of 2011 as we roll into 2012 on an annualized basis. Obviously the deal won’t close until sometime later in Q1, so we’re not going to get the full benefit of those synergies as we stagger, taking expenses out of the business as we roll forward. But we do think there’s a tremendous amount of synergies.

I would note a couple of things here. When we bought Gemstar we took out over $50 million in synergies. That was all on the back of infrastructure. There was the company’s work, there was alignment strategically, but almost no alignment from product development, so we took out almost nothing other than infrastructure cost synergies.

As you might imagine, there’s infrastructure cost synergies in this deal as well. We expect to do the same thing. But there is more overlap on the engineering side and product development, and we expect that we will take out — be able to take some of those overlapping expenses out. So frankly, I’m a basketball guy. I kind of think of the 15 million as a lay up. All right? So we’ll get there. Not a problem. We’ve done it before, we’ll do it again.

There will be about 6 million shares issued and when you add it all up gets us to about $0.05 to $0.10 accretive. We did mention on the call a couple of weeks ago that we think this is a great opportunity to go out and replenish our pool of cash with some really cheap debt. We got all the banks lathered up to try to give us as much cash as we want for really cheap rates. We got great rates that we’re rolling into. We’ll start off our debt process here, we’ve already started the debt process, we’ll be out in the lenders’ market probably two weeks from now. We don’t need to raise that debt for this transaction, we could have paid for it 100% cash. We think there’s some economic benefits for going about it the way we are going about it. And so that’s how we’re going to move forward.

And as I mentioned, we’ll be in New York, for any of you from there, we’ll be out in the lenders’ meetings. At this point we’re scheduled for Wednesday, January 19th. 18th or 19th? Yes, 19th. So it will be led by Morgan Stanley, it will be strongly seconded by JPMorgan. So if you’re interested in that side of our business, call your local salesperson there and get in on the meeting.

Deal update. Let me take — let me just roll through these. I’m not big on rolling through every point of every slide, but I do want to hit a couple of important pieces on here. I’m not going to rehash some of the top elements, but it is a 55/45-exchange offer. 55% cash, 45% stock. I think there was some early folks that thought they might get cute about oh well, maybe I’ll withhold my tender and maybe I can get all stock because there was a big rise up in the value of Rovi and correspondingly the value in Sonic. That will not happen. We will not close a deal that — if people only — if people don’t tend to their — obviously if they don’t tend to their shares we can’t close the deal.

But if you are thinking about withholding your shares, you can see a number of measures that we can deploy here going to the State of California to get a waiver, extending the tender period. If we get over 50%, we effectively have control or we can go to a long form merger agreement, which just takes time and wastes effort as far as the efficiency and the effectiveness of this transaction. If you believe in the transaction based on what we’ve told you, I think this makes a lot of sense and makes a lot of sense to come together.

You ought to tender your shares, you ought to get them in quickly and you will get 55% cash and likely 45% stock when all is said and done. All right, my guess is now everybody will tender for stock. That would make sense, given where the stock price is. But at the end of the day you’ll get a pro rata cram down to 55% cash and 45% stock. Okay? That’s how it’s going to roll out at the end.

I also wanted to note that DivX was recently acquired by Sonic. That deal closed in October. DivX went out, as you saw in any of the — if anybody read the agreements there or the documents, they went out and did a market check. And at the end of the day they thought that Sonic gave them the best path to — the best progress going forward. So there was a market check done there for the DivX asset.

There was, as you will see in the tender documents when we file them in the next week or so, you will see that Sonic did a market check. And they went out to all the usual suspects that you probably would think they would have gone out to in a market check for the type of assets that they have. And at the end of the day, they decided that the Rovi offer was the best offer on the table and we signed an agreement.

So we think we’re on a good progress moving forward and the folks that might have had interest took a look for whatever reason, decided to let Rovi have it and we’re delighted about that.

The HSR filing was made last week. It’s one of the blocking and tackling items that we had to go through, so that’s in the process and we expect to file our S-4 with the SEC in the next few days or weeks, in the short-term period anyway. And then we’ll get our exchange offer and tender offer on file and start the clock toward the 20 business days and hopefully we have a successful offering there.

Target model. This will be one of the last few slides here, but target model you can see the Rovi target model. It’s the same target model that we threw up last year. We are on a path towards — we were on a path, obviously it’ll be a different path now, but we were on a path towards 55% operating margins. We’re going to be in the high 40s, 46% is probably a little light for 2010. It’ll probably be closer to 47% in 2010. If you projected it out it probably would have gone to something like 50% on operating margin up to 52%, 53%, and then up to 55%.

Somewhat irrelevant now because we are joining with Sonic. Sonic gives us, for all the reasons that Fred and Corey mentioned, a much bigger potential to grow the top line faster. We think we had all the elements once we got the ACP element of our business out of the way to grow our business 15% to 20%, Rovi standalone, long term. With the Sonic capability that comes with RoxioNow and the DivX piece, we think there’s a much stronger growth area there on the top line to get us to 20% to 25% growth.

On the bottom line, the margins aren’t — the margin profile of Sonic isn’t quite a strong as Rovi, so there will be an initial hit on the margin line, but we’re willing, that’s fine. We’re happy with the top line and we’re adding overall profit at the bottom line, and accretion to bring value back to shareholders. So we’re delighted about that.

The long term now and the combination of Rovi and Sonic we expect to be a 20% to 25% grower on a long-term basis, and 25% to 30% grower at the bottom line on a long-term basis. We will, once the deal closes, around the same time that we would have our Q4 earnings call we’ll put out a combined company model at a more granular basis for the balance of 2011. We’ll give it to you on a sub period basis, we’ll also give it to you on a pro forma basis as if the two companies were combined for all of 2011, which is probably how you ought to look at the combination on a pro forma basis for 2011 so you have comparatives on the prior year and going forward basis.

Okay. So I just wanted to reiterate a couple of highlights that Fred mentioned. We think we have a great compilation of assets here that we’ve acquired throughout the years. As you saw from the types of customers we have, nearly everybody’s our customer in some way, shape, or form and a service provider to CE business. And also for online portals and others.

Great footprint there, good growth prospects in front of us. We think we’ve been good stewards of capital. We’ve done a lot of different things that satisfy a lot of different constituents, whether it’s buying companies in an accretive way or returning capital back through bond buybacks or through stock buybacks. We would continue to highlight that, that we would continue to do that in the future as well. And I think we have a great management team. I think you see it with guys like Fred and Corey up here, and I’m delighted to be part of that.

So with that, I will turn it back over to Fred.

Fred Amoroso:	Thanks, James. There are no more slides. A couple of things. What James talked about in terms of we investigated every single contract Sonic has. We didn’t actually do that. We investigated every single contract that Sonic has that we thought was relevant and important to investigate.

Just another point on the note that James made about Comcast signing a 12-year paid up deal in 2003. That actually — Dish did the same thing. So if you look in 2015, 2016 when they come back, it’s somewhere around 35 million to 45 million of subscribers that would come onboard as additional licensees. Nice numbers for that year.

And then I want to thank our customers. This is actually — the Smart Hub is the only Samsung TV that has this technology that is not on the show floor for Samsung and they’ve let us take it and bring it here and show us. So we want to thank them for that.

So with that, can we turn the lights up and we’ll just open it up for questions that you might have? And you don’t need the mic. If you ask the question I’ll repeat it so everybody here and on the webcast can listen. Go ahead. Yes.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	So the question was can I speak to our relationship with Amazon? Yes, if you’ve done any amount of diligence or investigation you’ll realize that we filed suit against Amazon earlier this week. And we think that as we have been working on our patents associated with web and mobile environments that we licensed Apple and Comcast and Cox took up, and others that we’d been trying have conversations with Amazon over a period of time to recognize that that was something that we felt we had rights to. And so sometimes you get to a point that says okay, this is the path we have to take and that’s the path we have to take. We will protect our rights as it relates to our paths.

On the other hand, as you go around and see the demos out there, you’ll see that Amazon is on a few of our devices. For example, where they’re a partner in selling some of the music and content that might be out there. So we’re in a coopitition role. Other questions. Yes, in the back. Mike?

Mike:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Thank you for not having me try and remember both parts because I struggle with that. The question was so as we move from a single embedded product, TotalGuide, into a more web services approach, can I comment on the model that we’re going to lay out? First what I’ll say is I hope you understand why we’ve done that, right? Because as we see our customers look for incorporating, creating some uniqueness in competition they want to be able to take and incorporate different components in different levels. And it was — it wasn’t funny, but as you look at the Samsung experience, it might have been different colors that you saw, but it had a lot of the same similarities and structure about the six degrees and the way screens changed, et cetera.

So it really depends on how the customer comes together, how much the customer aggregates the different web services. It is volume related as everything else is volume related and it would be hard for me to convey to you, Mike, that without giving you a spreadsheet of volumes, price targets, penetration, numbers of web services components and the types of web services components as to what it would mean and what the price points are. I would say that in aggregate the price points that we had talked about and roughly we get $3.00 to $5.00 a device, and then the — when we look at products going into the device in addition to the license of $3.00 to $5.00 it roughly doubles that license, it’s still about a good model that you should look for. Second?

Mike:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	So the question was TiVo made a statement to Mike yesterday that as they’re rolling out the Virgin Media solution that TiVo will be inside of the set-top boxes there. Does that change the relationship that we would be paid by TiVo there? So first and foremost, for those of you who maybe don’t understand the whole story that we had a lawsuit against Virgin Media on three patents. Two of the patents were deemed not to be patentable and one of the patents was deemed to be non-infringible. That was prior art actually.

We think that the courts called the last one wrong. Well, we think they called all of them wrong, but the last one on the fact that there was prior art, the judge actually said that it was complex, confusing, unclear, but he was going to allow it anyway. So we challenged it.

One of the things to realize, and it’s on appeal now so we’re waiting to hear, should hear some time this coming year. What we’ve done though in those three patents is when they were filed against Virgin, Virgin had a very, very rudimentary guide that they were using. And so you can see how some of the functions and features of the Virgin guide may not have extended across a lot of the patents and certainly to a depth that we’ve had.

With the TiVo product now, it is a more — a full featured and a more — a richer guide that creates a much stronger case we believe across our patent position. We decided not to file an additional lawsuit pending what happens with the appeal. TiVo pays us for patents clearly in the United States. I’m not a party to the relationship they have with Virgin Media in Europe and I can’t tell you whether Virgin Media may have indemnified TiVo on that. We’re not going to — I doubt we will be paid by TiVo as part of that relationship, so I think our disagreement with TiVo — with Virgin Media will continue to extend.

Does this put TiVo at risk of providing a non-licensed product? I guess. And if we went — filed suit against TiVo would Virgin Media indemnify them as part — I mean there’s lots of different permutations and tangles you can get into it. We’ll evaluate it as we see and the most important thing right now, we’re waiting for the appeals to hear how that plays out. If we win on the appeal, then by and large there’s no reason to deal with any of the other issues. Yes.

Ralph:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Yes, so Ralph wanted to know if I could remind you on the ad splits that we have with service providers and CE manufacturers, if there’s been any changes. There have been no changes, Ralph. By and large we share our ad revs 50/50 for the — both service providers and the CE manufacturers. As we look at that, you’re going to see that there is increasing opportunity actually to do advertising on some of the consumer facing websites, all Rovi that you’ll see next door. And if you look at DivX website, it gets hundreds of millions of downloads a year, they have 12 million uniques as part of that. As we incorporate that website into the consumer direct facing Rovi websites, those create additional patent licensing opportunities, which obviously we’re not sharing at all. So it’s as it’s been or more.

Can I comment on the CPMs for (inaudible)? James?

James Budge:	Yes, so historical CPMs we would get for the banner ad, the ones — the boring ones that Corey alluded to in his presentation has been around $0.60. That’s what we inherited when we acquired Gemstar. Once we put the measurement capability and the tracking mechanisms in play toward the end of 2008, early 2009, we saw a pretty dramatic rise in our CPMs because we now had the ability to go to conventional advertisers and get — and propose a better value proposition to them where they could actually see the ROI on their investment there. Our CPMs now for those kind of campaigns with conventional guys is up in the $3.00 to $5.00 range is what we’re getting now. The banner ads from the entertainment folks will still be in that $0.60 to $0.80 range, but obviously the goal and objective here over time is to get more conventional advertisers, which have much bigger and broader budgets, moving towards the fully measured campaigns that they have and so that they can see the ROIs there. And it’s been — we’ve had some great returns from that and getting good return customers.

Fred Amoroso:	And then the last point, Ralph, on the advertising is obviously with RoxioNow having an increased capability where search and recommendations will drive more consumer interest, more transactions, increases flow, that creates more opportunities for us to do advertising on more devices as well. Other question? Yes.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	It assumes actually a higher number. James, do you want to comment? We’ve actually built on a 15 million for next year and higher after.

James Budge:	Yes, 15 million’s just this year, 2011. We exit with 30 million annualized. So the target includes the 30 million.

Fred Amoroso:	And I apologize, to repeat for the webcast audience, the question was does our long-term model assume the 15 million of synergies or higher? And does it pursue the higher 30 million?

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	So the question was on the pro forma for the revenue, RoxioNow is going to grow faster than Rovi. Yes, we do believe that.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	So part of why we believe the growth is high is because, and Corey is fighting for the mic to answer the question.

Corey Ferengul:	Go ahead.

Fred Amoroso:	Well, go ahead. No, go ahead and then I’ll clean it up. Go ahead. You’re on. Go ahead.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Corey, use the hand held.

Corey Ferengul:	(Inaudible) the number you’ve given is 30 million by June. Enable devices? Right? 30 million enable devices by June, which is a near tripling of the footprint from last year. Right? So that’s a big reason why you’re going to see that revenue grow when you’ve got triple the number of devices in the market you’ve got a lot more points at which consumers can acquire content.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

James Budge:	What was the question again?

Unidentified Participant:	(Inaudible question — microphone inaccessible)

James Budge:	Did everybody hear that? I think the question was there was an implicit growth rate in the documents that — the files with Sonic. The Sonic and DivX combination suggested lower growth rates and I think Lauren’s answer that our longer-term model’s three years out, so yes, we expect higher growth at that point.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Look, the other part of this is that we also believe that there is a much richer solution. When you add the Metadata, the search, the capability, it actually makes the offering of RoxioNow a better, a fuller featured, a richer solution, a more consumer valued solution that will increase growth probably beyond what Sonic had in their own view by themselves. Other questions?

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Okay, so the question was does the growth rate assume a — the same exact Sonic components or business units? And if I could ask the real question you’re asking, are we expecting to divest any of the components that Sonic might have? Look, right now as we look at the business, we like all of the different components. As we look at, for example, you could look at ACP and say ACP is almost completely irrelevant to anything we’re doing today. But we like businesses that throw off a lot of cash too. And ACP is doing that and we’ll run ACP as long as we can. Roxio has a nice cash stream. It is a very — has a great market position relative to that software. We will look at it, we will evaluate it, just like we do any other business segment. We’ll run operating reviews on it and we’ll determine whether we can grow it faster or whether we can increase the margins. And we’ll make determinations on each of the businesses as to what we think they represent to the combined Rovi Sonic story.

And the other part that I don’t want to under — I don’t want to misstate whatsoever, but look, all of the things we have done, if you go back to Gemstar, if you go back to the connected platform, the media (inaudible) acquisition, if you back to MediaUnbound and all of our different acquisitions and things we’ve made along the way, as we’ve taken those products, those acquisitions, those companies, and brought them together, we always drive higher level of efficiency, which improves margin and takes the value of the product and combines it with other assets and other products we have that make for a more compelling and higher value solution overall. And that is exactly what we’re going to do in this case. Okay? All the way in the back.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	So the question was, if I can narrow it down a little bit, but in the environment, why would a CE manufacturer want to put a guide in there if in fact predominantly the guide that a user has is driven off of their cable service to see what it is that they want to watch? Is there some differentiation as to why they would increase that penetration? And is there customer fragmentation as to which one they might want to use?

So all of these guides that you see on the TV manufacturers today, all of the consumer equipment manufacturers, all of this is principally relating to over the top content. It has nothing to do with the broadcast offering. So right now in the world today, the service providers are providing a linear broadcast guide that shows what’s playing at what channel at what time of the day. This represents with the consumer equipment manufacturers is the ability to take advantage of the connected device and take advantage of the opportunity of all of the over the top offering, the on demand, if you will, offering, that is now available that wasn’t available before. So it’s actually two separate guides.

If you look at TotalGuide, the concept of TotalGuide is we bring broadcast linear and over the top together in a single consumer experience that gives the user, the consumer, the ability to say where is it no matter where it might be, whether it’s broadcast or on demand or over the top. So as we work with the service providers, it’ll be interesting to see to what extent that they bring the over the top into their broadcast linear guide, we think that they will.

When you’re in this space in this market environment that we’re in today, it is likely that we will continue to see function and feature and differentiation both on products that the TV manufacturers, the Blu-Ray manufacturers, and home theater systems, and other components are going to put into their devices because they need UI. If you’re going to have a connected device, if it’s going to connect to the Internet, you need a UI. Something. If you’re going to have a UI, what is it going to be about except entertainment? Right? So I think that’ll continue to proliferate.

Will the TV manufacturers get to the point where maybe they will incorporate a broadcast linear guide? I can see a very real progression to that point at some way in the future to the extent that they can define how they control the cable channel turning on the set-top box. But they’re not there yet. This is first generation. Okay?

Now, to the consumer what will the consumer use? Consumers will use whatever they find is most comfortable, easiest, higher aggregated, best solution. The remote I think will change. The battle that’s going on now is the battle back for the remote. The consumer equipment manufacturers lost the remote to the cable companies because the cable companies with that set-top box and the guide control the remote today. The remote is all-powerful as how they maintain the subscriber relationship.

And what the CE manufacturers are trying to do, because I don’t know how many of you, but if you’re like my household, I’ve got a drawer and I’ve got a drawer that’s filled with 5 or 10 or 15 different remote control devices that I never use because I use primarily one that’s a universal remote. So I think this’ll just continue and it’ll continue in lockstep across both CE device and as well as service provider. And for me, for Rovi it’s a wonderful world to be in to provide solutions across the breadth of the marketplace.

Corey Ferengul:	And I will say one other thing we’ve seen in the market is with the digital transition in North America, manufacturers have suddenly found that there are more sets in a home that don’t have a set-top box on them. And so lower end devices and such if they don’t know how to put a guide in before, but now people are getting a handful of channels at home and they’re not going to pay the extra few bucks a month for a set-top, they’re finding all of a sudden that some of those devices might need a linear guide for that kind of limited use case. So everything Fred said on top of the fact that there might even be some new demand because you’re getting more HD channels and if I’ve got a TV in a small room in the house I don’t want to pay for a set-top.

Fred Amoroso:	Let’s say two more questions. Yes.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	I don’t know if we’ve actually modeled down to that level yet. We look at Rovi Media Cloud as one of the components of products as opposed to a very small slice of product (inaudible).

James Budge:	Yes, and I don’t think we really spend a lot of energy breaking it down that way anyway. I think we look at it as TotalGuide. The service providers and TotalGuide capability with CE manufacturers.

Fred Amoroso:	So I apologize. For those in the webcast, the question was what percentage of our revenues would be Rovi Media Cloud versus other components. All right, last question. Yes.

Unidentified Participant:	(Inaudible question — microphone inaccessible)

Fred Amoroso:	Can I speak a little bit about metadata competition? I can speak a lot about metadata competition. Look, the — first of all let me suggest that the metadata is not patented. Right? So it is a question of anybody that’s got it and can use it. I want to draw your attention to one very, very important, perhaps somewhat subtle announcement that was made in the last quarter or few months ago. And that was EIDR. The electronic —

Corey Ferengul:	Entertainment.

Fred Amoroso:	Entertainment —

Corey Ferengul:	Identification Registry.

Fred Amoroso:	Yes. I can never remember the acronyms. Too many acronyms going on in this company. What basically the industry said, it was announcement that we made along with the CableLabs and MovieLabs, and Comcast. The four of us are members of the EIDR.

Corey Ferengul:	And the five major studios.

Fred Amoroso:	And the five major studios, sorry. And basically what we said is look, metadata now is being recognized not just by us but by the industry as being critically important to how people find things in relevance, and the genre, and all of that. And so what they said is we can’t be in an environment where metadata’s produced and it has all different keys and all different structures across the rest of the industry because who’s using what metadata, how do you get access to it? How do they manage it? What do they release it as? Et cetera.

So the industry came and said Rovi, we would like you to be the standard keys for metadata across the breadth of the entertainment industry — video industry. And so that was the announcement. So as — by that what we did is we said fine, the key structure for metadata will be the keys that Rovi uses. Our internal database. And now the rest of the industry, anybody that’s out there, I don’t care who it is, if they’re ever going to play in this metadata space, the industry has largely said you have to follow this structure. So the competitors are IMDB or Wikipedia right now. And you might see Tribune Media Services or some other components of smaller companies around the world.

So the fact that we have the registry and the key structure is critical because what it also means is for those who have alternate metadata, the customer now can find it easy to move to whoever has the best catalog or the best metadata, right? And we believe strongly that’s us.

So the second point — first is the key structure. The second point about metadata is it is managed by breadth, quality, and depth of information. Right? And so we believe that after years and years and years of working on this we have about a third of our company that does metadata development management, reviews, et cetera, that the quality of the metadata, the breadth of the metadata, the extensiveness of the metadata, you saw the worldwide reach of the metadata, there is nobody that has anything close to us in terms of the measurement in each of those areas. Are they able to be replicated? Sure. How long? Over what period of time? To what extent? And still having to have our key structure? It’s a significant task. Could it be done? Sure, but this is an area that our position, the strength of our position, the leadership we have, and how it’s deployed is critical.

The third thing about metadata is you talked about all those things about how do you find stuff. One of the critical parts, and maybe we didn’t say it quite explicitly, but we actually take the content, the catalog of a Netflix and ingest that into our metadata. We take the catalog of RoxioNow and we ingest that into our content. We take the catalog of whatever these different partner sites out there and we ingest that into our catalog. That’s the way we can say that when somebody it looking for a title, whatever it happens to be, we could tell you it’s available from Netflix, or Blockbuster, or Best Buy, or CinemaNow, or wherever it happens to be. And as we offer TotalGuide for the service provider, we would similarly take the service providers on demand catalog and ingest that into our metadata so that we could say oh, by the way now it’s — we could tell you if it’s on demand.

Right now all the service providers that I know they’re on demand catalog is terrible. It’s in a complete standalone area. You’ve got to do a separate search. And it’s (inaudible). So, we’re unique in the ability to really bring all of that together in this single experience. So I hope I answered your question.

Look, thank you very, very much for your time, for your attention, for coming here, for participating in this. I very much appreciate your support. We invite you to go next door to walk through and see the various demonstrations that we have. And if you have any questions, we’ll be up in the front if you want to ask anything specifically. Thank you.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include anticipated future operating metrics of Sonic devices and technologies. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions; the effect of the announcement of the transaction on Sonic’s business; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.